24X NATIONAL EXCHANGE LLC
ONE LANDMARK SQUARE, SUITE 1815
STAMFORD, CONNECTICUT 06901

November 18, 2025

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F Street NE
Washington, DC 20549-1090

Re: 24X National Exchange LLC – Amendment No. 4 to Form 1

Dear Trading and Markets Staff:

On behalf of 24X National Exchange LLC ("24X"), we hereby file the Fourth Amendment to 24X's Form 1 pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.

This amendment includes a complete Exhibit pursuant to Exchange Act Rule 6a-2(b):

- Exhibit I (revised to provide Audited Financials for 24X, intended to replace Exhibit I of 24X's Form 1 currently on file with the Commission).

In addition, this amendment includes complete Exhibits C, C-11 and J pursuant to Exchange Act Rule 6a-2(c):

- Exhibit C (revised to provide updated affiliate information)

- Exhibit C-11 (revised to provide updated by-laws or corresponding rules or instruments)

- Exhibit J (revised to provide updated officer and committee information).

Should you have any questions regarding this amendment, please feel free to contact the undersigned at david@24exchange.com.

Regards,

/s/ David Sassoon

Enclosures

cc: Kelly Riley, Senior Special Counsel, Division of Trading and Markets

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 11/18/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: 24X National Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Landmark Square, Suite 1815, Stamford, CT 06901

25004913

3. Provide the applicant's mailing address (if different):
   Same as above
4. Provide the applicant's business telephone and facsimile number:
   (203) 212-8031, (917) 796-3315
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   David Sassoon (Name) General Counsel (Title) 917-796-3315 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Andre E. Owens, WilmerHale, 2100 Pennsylvania Avenue NW, Washington, DC 20037 USA
   David Sassoon, 24X National Exchange LLC, One Landmark Square, Suite 1815, Stamford, CT 06901
7. Provide the date applicant's fiscal year ends: December 31st
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/28/21 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 11/19/25 (MM/DD/YY) 24X National Exchange LLC (Name of applicant)

By: [signature] (Signature) DMITRI GALINOV CEO (Printed Name and Title)

Subscribed and sworn before me this 19th day of November (Month) 2025 (Year) by KEZIE DE GUZMAN (Notary Public)

My Commission expires 07/09/2028 County of MIAMI-DADE State of FLORIDA

KEZIE DE GUZMAN
Notary Public
State of Florida
Comm# HH568643
Expires 7/9/2028

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

24X National Exchange LLC
Date of filing: November 18, 2025
Date as of which the information is accurate: November 18, 2025

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. *Name and address of organization.*
2. *Form of organization (e.g., association, corporation, partnership, etc.).*
3. *Name of state and statute citation under which organized. Date of incorporation in present form.*
4. *Brief description of nature and extent of affiliation.*
5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*
6. *A copy of the constitution.*
7. *A copy of the articles of incorporation or association including all amendments.*
8. *A copy of existing by-laws or corresponding rules or instruments.*
9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*
10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

24X Bermuda Holdings LLC

1. *Name and address of organization.*

   24X Bermuda Holdings LLC ("**24X Bermuda Holdings**") is located at: Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X Bermuda Holdings is a limited liability company.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X Bermuda Holdings is formed under the laws of Bermuda, under Section 29 of the Bermuda Limited Liability Company Act 2016. 24X Bermuda Holdings was formed on October 1, 2021.

4. *Brief description of nature and extent of affiliation.*

   24X National Exchange LLC (the "**Exchange**") is a wholly owned subsidiary of 24X US (as defined below). In turn, 24X US is a wholly owned subsidiary of 24X Bermuda Holdings.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X Bermuda Holdings is the entity through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange. 24X Bermuda Holdings, as a holding company, will not conduct any business operations.

   24X Bermuda Holdings does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X Bermuda Holdings will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   Attached as Exhibit C-1 is the Certificate of Formation of 24X Bermuda Holdings.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   Attached as Exhibit C-2 is the Third Amended and Restated Limited Liability Company Agreement of 24X Bermuda Holdings.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS	
Name	**Title**
Dmitri Galinov	CEO / Director
Geoff Kot	Independent Director
Adam Carson	Independent Director
Jason Woerz	President / Director
Pete Casella	Independent Director
Tim Cartledge	Independent Director
OFFICERS	
Paul Millward	Head of Product
David Sassoon	General Counsel and Secretary

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

<u>24X Bermuda Limited</u>

1. *Name and address of organization.*

   24X Bermuda Limited ("**24X Bermuda**") is located at: Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X Bermuda is a company limited by shares.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X Bermuda is formed under the laws of Bermuda, under Section 14 of the Companies Act 1981. 24X Bermuda was formed on January 9, 2019.

4. *Brief description of nature and extent of affiliation.*
5. 24X Bermuda is a wholly owned subsidiary of 24X Bermuda Holdings. *Brief description of*

business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

24X Bermuda operates a platform for the trading of foreign exchange products.

24X Bermuda does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X Bermuda will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

Attached as Exhibit C-3 is the Certificate of Incorporation of 24X Bermuda.

Attached as Exhibit C-4 is the Memorandum of Association of 24X Bermuda.

Attached as Exhibit C-5 is the Certificate of Change of Name.

8. *A copy of existing by-laws or corresponding rules or instruments.*

Attached as Exhibit C-6 is the By-laws of 24X Bermuda.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS	
Name	**Title**
Dmitri Galinov	CEO / Director
Geoff Kot	Independent Director
Adam Carson	Independent Director
Jason Woerz	President / Director
Pete Casella	Independent Director
Tim Cartledge	Independent Director
OFFICERS	
Paul Millward	Head of Product
David Sassoon	General Counsel and Secretary

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

<u>24 Exchange UK LTD</u>

1. *Name and address of organization.*

   24 Exchange UK LTD ("**24X UK**") is located at 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X UK is a private company limited by shares.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X UK is formed under the laws of the United Kingdom, under Section 7 of the Companies Act 2006. 24X UK was formed on April 16, 2019.

4. *Brief description of nature and extent of affiliation.*

   24X Bermuda Holdings directly wholly owns 24X Bermuda, and in turn, 24X Bermuda directly wholly owns 24X UK.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X UK does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X UK will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

Attached as Exhibit C-7 are the Articles of Association of 24X UK.

Attached as Exhibit C-8 is the Certificate of Incorporation of 24X UK.

Attached as Exhibit C-9 is the Share Certificate of 24X UK.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   See attached Articles of Association.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS/OFFICERS	
Name	**Title**
Dmitri Galinov	CEO / Director
Paul Millward	Head of Product / Director
Oakwood Corporate Secretary Limited	Secretary

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

24X US Holdings LLC

1. *Name and address of organization.*

   24X US Holdings LLC ("**24X US**") is located One Landmark Square, Suite 1815, Stamford, Connecticut 06901.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X US is a limited liability company.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X US is formed under the laws of the United States, under Subchapter II of the Delaware Limited Liability Company Act. 24X US was formed on September 28, 2021.

4. *Brief description of nature and extent of affiliation.*

   24X US is a wholly-owned subsidiary of 24X Bermuda Holdings, and directly holds 100% of the equity of the Exchange.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X US is a holding company for the Exchange. 24X US does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X US will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   Attached as Exhibit C-10 is the Certificate of Formation of 24X US.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   Attached as Exhibit C-11 is the Third Amended and Restated Limited Liability Company Agreement of 24X US.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTOR(S)	
Name	**Title**
Dmitri Galinov	Director

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

MEMX Technologies LLC

1. *Name and address of organization.*

MEMX Technologies LLC (“**MEMX Technologies**”) is located at: 382 NE 191st St., Suite 92178, Miami, Florida 33179.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   MEMX Technologies is a limited liability company.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   MEMX Technologies was formed under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018.

4. *Brief description of nature and extent of affiliation.*

   MEMX Technologies is a vendor of the Exchange. MEMX Technologies is not affiliated with the Exchange. MEMX Technologies is affiliated with MEMX LLC (“MEMX Exchange”), which is a registered national securities exchange. MEMX Technologies develops and operates proprietary trading technology necessary to operate a National Market System-compliant registered securities exchange. As described in Exhibit E, MEMX Technologies is the vendor for 24X for both the hardware and software that is needed to operate and maintain the System. MEMX Exchange is not a party to any contract with, and has no business relationship with, 24X National Exchange LLC.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   The Exchange has entered into an agreement with MEMX Technologies to license the technology underlying the Exchange. MEMX Technologies provides technology support services to the Exchange, which include (1) the development and testing of software and hardware necessary to operate the matching engine and connectivity to other exchanges via a third-party routing broker(s) and third party-developed functions (including clearing, custody and client connectivity), (2) the provision of technical support in order for the Exchange to operate and monitor the Exchange; and (3) the provision of ongoing system availability commitments, updates, fixes, and technology support.

   MEMX Technologies supplies all necessary hardware and connectivity to operate the System, install market-relevant software on the hardware platform, and maintain the hardware and software, including updates to necessary software and systems. 24X uses MEMX Technologies’ industry connection software to ensure compliance with trade reporting and clearance functions. MEMX Technologies also supports intra-day compliance monitoring by 24X and provides timely reporting to 24X’s personnel of any potential Regulation SCI events (direct or indirect) or other operational issues with the System, pursuant to a service level agreement between the parties. All communications between the users of 24X and the System are monitored and controlled by 24X Market Operations. 24X may contract with MEMX Technologies to handle situations where additional Market Operations coverage is needed, but those personnel will only be able to access either MEMX Exchange or 24X trade data in the course of a single trading day (which includes the Regular Trading Hours and the Pre-Market, Post-Market and 24X Market Sessions), but not both sets of trade data on the same day. The trading platforms operated by MEMX Technologies (including 24X National Exchange LLC, MEMX Exchange, and any other exchanges or trading platforms operated by MEMX Technologies) currently are and will be segregated to ensure that 24X is not deemed to be a facility of MEMX Exchange. MEMX Technologies does not use or disclose information or data (i) about or originating with 24X in its dealings with MEMX Exchange or any other platform or (ii) about or originating with MEMX Exchange or any other platform in its dealings with 24X.

All services provided to the Exchange by MEMX Technologies are based upon requirements and instructions determined by the Exchange. Although MEMX Technologies provides the technology support services, the Exchange shall be responsible for operating and monitoring its Exchange-related systems and administering Exchange Rules and other rules and regulations applicable to the Exchange. All systems and services provided by MEMX Technologies are consistent with Exchange Rules, and the Exchange is responsible for ensuring that such systems and services are consistent with Exchange Rules. The agreement with MEMX Technologies includes a multi-year, renewable term, and, in the event of termination of the agreement, an extended period to allow for the transition of the technology support services for the Exchange.

6. *A copy of the constitution.*

This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

The Certificate of Formation of MEMX Technologies is available with MEMX LLC's Form 1 and the amendments thereto, which are available on the SEC's website at https://www.sec.gov/rules/national-securities-exchanges-amendments.htm.

8. *A copy of existing by-laws or corresponding rules or instruments.*

The Limited Liability Company Agreement of MEMX Technologies is available with MEMX LLC's Form 1 and the amendments thereto, which are available on the SEC's website at https://www.sec.gov/rules/national-securities-exchanges-amendments.htm.

9. *The name and title of the present officers, governors, members of all standing committees,*

or persons performing similar functions.

The name and title of the present officers, governors, members of all standing committees, or persons performing similar function of MEMX Technologies are available with MEMX LLC's Form 1 and the amendments thereto, which are available on the SEC's website at https://www.sec.gov/rules/national-securities-exchanges-amendments.htm.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Not applicable.

<u>24X ETP India Private Limited</u>

1. *Name and address of organization.*

   24 ETP India Private Limited ("**24X ETP India**") is located at 1st Floor – 25 Sej Plaza Marve, NR Nutan Vidya Mandir Sch, Malad West, Mumbai – 400064, Maharashtra.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X ETP India is a private company limited by shares.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X ETP India is formed under the laws of India, under Rule 18 of the Companies (Incorporation) Rules, 2014. 24X ETP India was formed on February 28, 2024.

4. *Brief description of nature and extent of affiliation.*

   24X Bermuda Holdings directly wholly owns 24X Bermuda, and in turn, 24X Bermuda directly wholly owns 24X ETP India.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X ETP India does not have any responsibilities with respect to the operation of the Exchange. It is currently dormant.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

Attached as Exhibit C-12 are the Articles of Association of 24X ETP India.

Attached as Exhibit C-13 is the Certificate of Incorporation of 24X ETP India.

8. A copy of existing by-laws or corresponding rules or instruments.

See attached Articles of Association of 24X ETP India.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

DIRECTORS/OFFICERS	
Name	**Title**
Dmitri Galinov	CEO / Director
Jason Woerz	President / Director
Bethanabhotla Sai Krishna Saketh	Resident Director

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Association with the Exchange has not ceased during the previous year.

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF 24X US HOLDINGS LLC

This **THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** of **24X US HOLDINGS LLC** (such agreement, as amended from time to time, shall be referred to herein as this "**Agreement**"), effective as of September 19, 2025 (the "**Effective Date**"), is entered into by 24X Bermuda Holdings LLC, a limited liability company formed under the laws of Bermuda ("**24X Bermuda Holdings**"), as a Member and the Manager.

EXPLANATORY STATEMENT

A. The Company was formed pursuant to a Certificate of Formation (the "**Certificate**") filed with the Secretary on September 28, 2021, and had been operating pursuant to that certain Limited Liability Company Agreement of the Company, effective as of February 1, 2022 (the "**Original Agreement**").

B. 24X Bermuda Holdings determined to amend and restate the Original Agreement pursuant to that Amended and Restated Limited Liability Company Agreement of the Company dated October 21, 2022 and subsequently pursuant to the Second Amended and Restated Limited Liability Company Agreement dated December 9, 2024 (the "**Existing Agreement**").

C. 24X Bermuda Holdings desires to amend and restate the Existing Agreement as more particularly set forth herein and all of the requirements to amend and restate the Existing Agreement as set forth therein have been satisfied.

AGREEMENT

For good and valuable consideration, 24X Bermuda Holdings, intending legally to be bound, agrees as follows:

Section I
Defined Terms

In addition to any terms that are defined in the text of this Agreement, capitalized terms shall have the meanings ascribed to them in Exhibit B of this Agreement.

Section II
Formation and Name; Office; Purpose; Term

The Company was formed upon the execution and filing of the Certificate with the Secretary on September 28, 2021. The name of the Company shall be "24X US Holdings LLC". The Company may do business under that name and under any other name or names upon which the Manager may determine. The purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act as determined by the Manager. The term of the Company began upon the filing of the Certificate with the Secretary and shall continue in perpetual existence until dissolved pursuant to this Agreement. The registered office of the Company in the State of Delaware shall be as set forth in the Certificate. The principal office and place of business of the Company shall be located at such location as may be determined by the Manager. The name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Certificate. The name, present mailing address and Percentage Interest of each Member are set forth on **Exhibit A**. This Agreement is the limited liability company agreement of the Company within the meaning of the Act.

Section III
Units; Ownership

(a) Units. The Company is authorized to issue 1,100,000 Non-Voting Common Units. The Non-Voting Common Units may be issued or reserved for issuance pursuant to the Warrant Performance Incentive Program (as defined below). Authorization of any additional Units or any newly created class or series of Units may only be effected by an amendment of this Agreement pursuant to paragraphs (a) and (b) of Section XI and approval by the Manager.

(b) Admission of New Members. Subject to Section III(c) and Section VII(b), the Manager shall have the right to admit additional Members from time to time as it determines in its sole discretion. If at any time the Manager deems it to be in the best interest of the Company to raise additional equity capital to properly carry out the Company's business and operations, the Manager shall have the right to (i) raise additional equity capital for infusion into the Company from Members or other Persons on terms that may be senior to, junior to, or on parity with, the terms of the Units held by then existing Members, and (ii) subject to Section III(c) and Section VII(b), to admit the Persons investing such equity capital as additional Members. In addition, the Company may obtain funds through loans (which may be made by a Member) having such terms and conditions as the Manager, in its reasonable discretion, deems to be in the best interest of the Company. Subject to Section III(c) and Section VII(b), the Manager shall amend **Exhibit A** from time to time to reflect changes in the identity of the Members and changes in information set forth on **Exhibit A**.

(c) Limitations on Ownership.

(i) For so long as the Company Controls, directly or indirectly, 24X National Exchange LLC, a Delaware limited liability company ("**24X National Exchange**"), except as provided in Section III(c)(ii)(A) and (c)(ii)(B):

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, more than forty percent (40%) of the issued and outstanding Units;

(B) No member of 24X National Exchange, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, more than twenty percent (20%) of the issued and outstanding Units; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of Units or give any consent or proxy with respect to Units representing more than twenty percent (20%) of the voting power of the then issued and outstanding Units, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the Units that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Units which would represent more than twenty percent (20%) of such voting power.

No Member shall be deemed to be in breach of Section III(c)(i) if such Member is in violation of the limitations set forth above as a result of an action by any other Person (other than such Member or such Member's Affiliates) (including, for the avoidance of doubt, any transfer or surrender of Units by another Member or a redemption of Units by the Company).

(ii) For so long as the Company shall Control, directly or indirectly, 24X National Exchange, subject to Section III(c)(iii) and (c)(iv):

(A) The limitations in Section III(c)(i)(A) and Section III(c)(i)(C) above shall not apply in the case of (x) 24X Bermuda Holdings or (y) any class of Units that does not have the right by its terms to nominate any directors or on other matters that may require the approval of the holders of voting Units of the Company, if any (other than matters affecting the rights, preferences or privileges of said class of Units); and

(B) The limitations in Section III(c)(i)(A) and Section III(c)(i)(C) above (except with respect to members of 24X National Exchange and their Related Persons) may be waived by the Manager pursuant to a resolution duly adopted by the Manager, if, in connection with the taking of such action, the Manager adopts a resolution stating that it is the determination of the Manager that such action shall not impair the ability of 24X National Exchange to carry out its functions and responsibilities as an "exchange" under the Exchange Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the Company, its Members and 24X National Exchange, and that it shall not impair the ability of the SEC to enforce the Exchange Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the SEC. In making the determinations referred to in the immediately preceding sentence, the Manager may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the rules and regulations promulgated thereunder, and the governance of 24X National Exchange.

(iii) Notwithstanding any provision of Section III(c)(ii) above, in any case where a Person, either alone or with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Units, such sale, assignment or transfer shall not become effective until the Manager shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(iv) Notwithstanding any provision of Section III(c)(ii) above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, more than forty percent (40%) of the issued and outstanding Units, or to exercise voting rights, or grant any proxies or consents with respect to Units constituting more than twenty percent (20%) of the voting power of the issued and outstanding Units, shall have delivered to the Manager a notice in writing, not less than forty-five (45) days (or any shorter period to which the Manager shall expressly consent) before the proposed ownership of such Units, or the proposed exercise of said voting rights or the granting of such proxies or consents, of its intention to do so.

(d) <u>Notices</u>. For so long as the Company shall Control, directly or indirectly, 24X National Exchange:

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of Units outstanding), of record or beneficially five percent (5%) or more of the then issued and outstanding Units shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more, give the Manager written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Persons') approximate ownership interest of the Company; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Company, whether through ownership of securities, by contract or otherwise, provided that no Member shall be required to provide notice to the Company pursuant to this Section III(d)(i) in connection with the execution of this Agreement.

(ii) Each Person required to provide written notice pursuant to Section III(d)(i) shall update such notice promptly after any change in the contents of that notice; provided that no updated notice pursuant to this Section III(d)(ii) shall be required to be provided to the Manager (A) in the event of an increase or decrease in the ownership interest so reported of less than one percent (1%) (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the then issued and outstanding Units (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the then issued and outstanding Units (at a time when such Person previously owned more than such percentages); or (B) in the event the Company issues additional Units or takes any other action that dilutes the ownership of such Person, or acquires or redeems Units or takes any other action that increases the ownership of such Person, in each case without any change in the number of Units held by such Person.

(iii) The Manager shall have the right to require any Person reasonably believed to be subject to and in violation of this Section III(d) to provide the Company complete information as to all Units owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Section III(d) as may reasonably be requested of such Person.

(e) Restrictions.

(i) Any Transfer or attempted Transfer of any Units in violation of any provisions of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement, including without limitation, voting, payment of dividends and distributions with respect to such Units whether upon liquidation or otherwise.

(ii) If any Member purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, Units that would violate the provisions of this Agreement, then the Company shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any Units subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(iii) Subject to Sections III(e)(i) and III(e)(ii), for so long as the Company Controls, directly or indirectly, 24X National Exchange, if any Member purports to Transfer any Units and such Transfer results in a violation of Section III, then the Company shall have the right to, and shall promptly after confirming such violation and determining to exercise its right and to the extent funds are legally available, redeem all of the Units the holding of which by such Member or holder thereof results in a violation of Section III for a price per Unit, as applicable, equal to the Fair Market Value of such Units; provided, that if either such Member or such holder has received written notice from the Company prior to such Transfer, or a director or officer of such Member (if an entity) or such Member (if an individual) is otherwise actually aware, that such Transfer will result in a violation of Section III, such applicable Units shall be redeemed for a price per Unit, as applicable, equal to the lesser of (a) book value or (b) Fair Market Value of such Units. The number of Units to be redeemed by the Company pursuant to the preceding sentence shall be calculated by the Company after taking into account the fact that immediately upon their redemption such redeemed Units shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Company to the holders of the redeemable Units at the address of such holders appearing on the books of the Company, which notice shall specify a date for redemption of such Units that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any Units which have been so called for redemption shall not be deemed outstanding Units after the date on which written notice of redemption has been given to the holders of those Units if a sum sufficient to redeem such Units shall have been irrevocably deposited or set aside to pay the redemption price to the holders of the Units.

From and after the applicable redemption date (unless the Company shall default in providing funds for the payment of the redemption price) the Units which have been redeemed by the Company as aforesaid shall become treasury shares, and all rights of the holder of such redeemed Units as a Member of the Company associated with such Units (except the right to receive from the Company the applicable redemption price against delivery to the Company of evidence of ownership of such Units) shall cease. Written notice shall be given by the Company to all holders of Units of any redemption by the Company (including, without limitation, a redemption pursuant to this Section III(e)(iii)) not more than ten (10) days after consummation of the applicable redemption, which notice shall specify the number of Units outstanding after such redemption. In the event that any redemption or other action by the Company has resulted in any Member owning such number of Units that is in violation of the provisions of Section III, the Company shall have the right to and shall promptly after confirming such violation and determining to exercise its right and to the extent funds are legally available, redeem such Units for a price per Unit, as applicable, equal to Fair Market Value, and otherwise pursuant to the provisions of this Section III(e)(iii).

Section IV
Capital

It is acknowledged that 24X Bermuda Holdings has made all Capital Contributions to the capital of the Company required to be made by such Member as of the Effective Date. From time to time the Members may, but shall not be obligated to, contribute additional capital or make loans to the Company, all at such times and upon such terms as the Manager shall approve, acting in his sole discretion. No Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligations of the Company.

Section V
Profit, Loss and Distributions

Cash Flow for each taxable year of the Company shall be distributed to the Members, at such time as determined by the Manager, in proportion to the Percentage Interest of each Member. Except as otherwise required by Section 704 of the Code, all Profit or Loss shall be allocated to the Members in proportion to their respective Percentage Interest. If the Company is dissolved, the assets of the Company shall be distributed as provided in Section VIII.

Section VI
Management: Rights, Powers and Duties

(a) The Company shall be managed and all decisions regarding the Company shall be made exclusively by a manager (the "**Manager**") appointed in accordance with this Section VI and, if and to the extent authorized by the Manager, Officers. The Manager may, but need not, be a Member. The initial Manager shall be 24X Bermuda Holdings. The Manager may be removed from such position, and a successor Manager shall be appointed, by 24X Bermuda Holdings. Any Officer authorized and appointed to act by the Manager shall have full power and authority to act for and bind the Company for the purposes so authorized or appointed and third parties may rely upon such authorization or appointment. Each Officer shall hold office until his or her successor is elected or appointed or until his or her earlier displacement from office by resignation, removal or otherwise; provided that if the term of office of any Officer elected or appointed pursuant to this Section VI shall have been fixed by the Manager, he or she shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him or her. Any Officer may resign by written notice to the Company and may be removed with or without cause by the Manager whenever in his judgment the best interests of the Company will be served thereby. No Member shall have the right to participate in the management of the Company, except as is required by applicable law or except to the extent such Member is also the Manager. The Manager shall devote such time to the Company's business as the Manager shall, in his sole discretion, deem to be necessary to manage and supervise the Company's business and affairs. Each Member acknowledges and agrees that (i) neither the Members nor the Manager shall have any duties (including, but not limited to, any fiduciary duties) to the Company or the Members other than those duties expressly described herein and the implied contractual covenant of good faith and fair dealing and (ii) so long as the Members and the Manager act in a manner consistent with the implied contractual covenant of good faith and fair dealing and with the express provisions of this Agreement, none of the Members or the Manager shall be in breach of any duties (including fiduciary duties) in respect of the Company and/or any Member otherwise applicable at law or in equity. Subject to the foregoing but notwithstanding any other provision of this Agreement to the contrary or other applicable provision of law or equity, whenever in this Agreement the Member or the Manager is permitted or required to make a decision or take an action (a) in his or their "sole discretion" or "discretion" or under a similar grant of authority or latitude, in making such decisions or taking such actions, the Members and the Manager shall be entitled to take into account his or their own interests as well as the interests of the Members as a whole or (b) in "good faith" or under another expressed standard, the Members and the Manager shall act under such express standard and shall not be subject to any other or different standard.

(b) For so long as the Company Controls 24X National Exchange:

(i) The Company shall ensure that the Manager, the Officers, the employees and the agents of the Company give due regard to the preservation of the independence of the self-regulatory function of 24X National Exchange, and to the obligations of 24X National Exchange to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the board of 24X National Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of 24X National Exchange to carry out its responsibilities under the Exchange Act.

(ii) The Company shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the SEC and 24X National Exchange, FINRA and any other self-regulatory organization ("SROs") of which any routing broker for 24X National Exchange is a member, pursuant to and to the extent of their respective regulatory authority. The Manager, Officers, employees and agents of the Company, by virtue of their acceptance of their respective positions, agree to comply, and shall comply, with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with (i) the SEC and 24X National Exchange in respect of the SEC's oversight responsibilities regarding 24X National

Exchange the self-regulatory functions and responsibilities of 24X National Exchange, and (ii) FINRA, any other SROs of which any routing broker of 24X National Exchange is a member, and any routing broker of 24X National Exchange in respect of FINRA's and any such other SRO's oversight responsibilities regarding any routing broker of 24X National Exchange, as applicable, and the Company shall take reasonable steps necessary to cause its Manager, Officers, employees and agents to so cooperate.

(iii) Notwithstanding any provision of this Agreement to the contrary, the Company and its Manager, Officers, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, and 24X National Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of 24X National Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC or 24X National Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Company and its Manager, directors, Officers, employees and agents also agree that they shall maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of 24X National Exchange.

(c) The Company shall take reasonable steps necessary to cause each Manager, Officer, employee and agent of the Company, prior to accepting a position with the Company, to consent in writing to the applicability of the provisions contained in this Agreement with respect to their activities related to 24X National Exchange.

(d) In its capacity as a Member of 24X National Exchange LLC:

(i) the Company shall vote, and cause to be voted, in favor of only those directors, members of the Nominating Committee of 24X National Exchange LLC, and members of the Member Nominating Committee of 24X National Exchange LLC who are nominated in the manner set forth in the 24X National Exchange LLC Agreement; and

(ii) with respect to any action taken by written consent, the Company shall cause to be validly executed only the written consents electing only the directors, members of the Nominating Committee, and members of the Member Nominating Committee of 24X National Exchange LLC referred to in the preceding clause (i).

Section VII
<u>Transfer and Resignation</u>

(a) Except as otherwise expressly permitted by this Agreement, no Member shall have the right, without the prior written consent of the Manager, to Transfer all or any part of such Member's Units; <u>provided</u>, <u>however</u>, that if the Transfer is a transfer by operation of law by reason of the death of an individual Person, the dissolution of a non-individual Person or otherwise, and if the result of such Transfer would be the Resignation of the last remaining Member in the Company, then the transferee(s) will be automatically admitted as Member(s) in the Company (it being agreed that in the case of death of an individual Person, the estate of such Person shall automatically be admitted as a Member, subject to the remainder of this Section VII, including paragraph (b) of this Section VII); provided, further, that any of such transferee(s) may elect, at any time on or before ninety (90) days after such Transfer to such transferee, to Resign as a Member in the Company, such Resignation to be effective retroactive to the date of such Transfer. Except as provided in the preceding sentence, no Member shall have the right to Resign without the prior written consent of the Manager. The Company shall not be obligated to purchase the Units of any Person who has Resigned for his fair market value or otherwise. Notwithstanding any provision contained in this Agreement to the contrary but subject to paragraph (b) of this Section VII, 24X Bermuda Holdings shall have the right, without the consent of the Manager, to Transfer all or any part of such Member's Units, and such transferees shall automatically be deemed to be admitted as Members in the Company. For purposes of this Agreement, a Transfer of Units shall include any Transfer of any direct or indirect ownership interests in a Member and any change in the power of a Person to direct the business and affairs of the Member by virtue of ownership of voting securities, contract or otherwise. The Manager may resign as the Manager at any time and without the consent of any Person upon written notice to the Company; provided that any such resignation shall not result in the dissolution of the Company. Following the resignation of the Manager, such Manager and the Persons described in Section IX shall remain entitled to indemnification from the Company to the extent available under such Section with respect to any matter arising prior to his or their resignation. The Units are securities governed by Article 8 of the Uniform Commercial Code as in effect in the State of Delaware. Units shall not be certificated. The transferee of a Transfer of Units for collateral purposes shall not be admitted as a Member in the Company until such time, if any, as the transferee has acquired all rights and title to such Units and such transferee expressly agrees in writing to be bound to the terms and conditions of this Agreement.

(b) Notwithstanding any provision contained in this Agreement to the contrary:

(i) No Member may Transfer, in whole or in part, any of its Units to any Person, unless such Transfer shall be filed with and approved by the SEC under Section 19 of the Exchange Act.

(ii) Subject to paragraph (b)(i) of this Section VII, no Member may Transfer any Units to any Person to the extent such Transfer would result in (w) a violation of the Securities Act or any other Applicable Law, (x) the Company being required to register as an investment company under the U.S. Investment Company Act of 1940, as amended, (y) the Company being required to register as an investment adviser under state or federal securities laws, or (z) the Company being treated as a corporation for U.S. federal income tax purposes.

(c) In the event of any Transfer of Units in accordance with this Section VII, the Company shall amend **Exhibit A** to appropriately reflect such Transfer.

(d)

(i) Any Transfer or attempted Transfer of any Units in violation of any provisions of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

(ii) If any Member purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, Units that would violate the provisions of this Agreement, then the Company shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any Units subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(iii) Subject to (d)(i) and (d)(ii) of this Section VII, for so long as the Company Controls, directly or indirectly, 24X National Exchange, if any Member purports to Transfer any Units and such Transfer results in a violation of paragraph (b) Section VI, then the Company shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem all of the Units the holding of which by such Member or holder thereof results in a violation of paragraph (b) of Section VI for a price per Unit, as applicable, equal to the Fair Market Value of such Units; provided, that if either such Member or such holder has received written notice from the Company prior to such Transfer, or a director or officer of such Member (if an entity) or such Member (if an individual) is otherwise actually aware, that such Transfer will result in a violation of paragraph (b) of Section VI, such applicable Units shall be redeemed for a price per Unit, as applicable, equal to the lesser of (a) book value or (b) Fair Market Value of such Units. The number of Units to be redeemed by the Company pursuant to the preceding sentence shall be calculated by the Company after taking into account the fact that immediately upon their redemption such redeemed Units shall no longer be deemed to be outstanding. Written notice shall be given by the Company to the holders of the redeemable Units at the address of such holders appearing on the books of the Company, which notice shall specify a date for redemption of such Units that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any Units which have been so called for redemption shall not be deemed outstanding after the date on which written notice of redemption has been given to the holders of those Units if a sum sufficient to redeem such Units shall have been irrevocably deposited or set aside to pay the redemption price to the holders of the Units. From and after the applicable redemption date (unless the Company shall default in providing funds for the payment of the redemption price) the Units which have been redeemed by the Company as aforesaid shall no longer be outstanding, and all rights of the holder of such redeemed Units as a Member of the Company associated with such Units (except the right to receive from the Company the applicable redemption price against delivery to the Company of evidence of ownership of such Units) shall cease. Written notice shall be given by the Company to all holders of Units of any redemption by the Company (including, without limitation, a redemption pursuant to this paragraph (d)(iii) of Section VII) not more than ten (10) days after consummation of the applicable redemption, which notice shall specify the number of Units outstanding after such redemption. In the event that any redemption or other action by the Company has resulted in any Member owning such number of Units that is in violation of the provisions of paragraph (b) of Section VI, the Company shall have the right to and shall promptly after confirming such violation, redeem such Units for a price per Unit, as applicable, equal to Fair Market Value, and otherwise pursuant to the provisions of paragraph (d)(iii) of this Section VII and subject to paragraph (b) of Section VI.

Section VIII
Dissolution

The Company shall be dissolved only if the Manager determines to dissolve the Company or if the Company has no Members and no Member agrees in writing, within thirty (30) days after the occurrence of the event pursuant to which the last Person ceased to be a Member, to become a Member and be bound by the terms and conditions of this Agreement. If the Company is dissolved, the affairs of the Company shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company in satisfaction of the liabilities of the Company and then to the Members in proportion to their Percentage Interest.

Section IX
Liability and Indemnification

(a) Except as otherwise required by non-waivable provisions of applicable law or as expressly set forth in this Agreement, no Member shall have any personal liability whatsoever in such Member's capacity as a Member in excess of its Capital Contribution, whether to the Company, to any other Member, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, other than arising out of a breach of this Agreement by such Member, actions by such Member prohibited by this Agreement or as provided in any other written agreement between the Company and such Member.

(b) None of the Members, the Manager or the Officers shall be personally liable for the return of any portion of the Capital Contributions (or any return thereon) of the Members and the return, if any, of such Capital Contributions (or any return thereon) shall be made solely from assets of the Company. None of the Members or the Manager shall be required to pay to the Company or any Member any deficit in any Member's capital account upon dissolution of the Company or otherwise. None of the Members, the Manager or the Officers shall be liable, responsible or accountable, in damages or otherwise, to any Member or to the Company for any act performed by such Member, the Manager or such Officer within the scope of the authority conferred on the Members, the Manager or the Officers by this Agreement, except for gross negligence, fraud, bad faith or a material breach of this Agreement.

(c) The Company shall, to the fullest extent permitted by the Act, indemnify and hold harmless the Members, Manager, Officers and their respective partners, shareholders, members, officers, trustees, advisory board, directors, employees, attorneys and agents and other Affiliates (collectively, the "**Indemnified Parties**") from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or any of its subsidiaries or in furtherance of the interests of the Company or any of its subsidiaries or by reason of the fact that such Person is or was a Member, Manager, Officer, employee or agent of the Company or any of its subsidiaries, or is or was serving at the request of the Company as a director, trustee, member, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, unless the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based arose out of such Indemnified Party's gross negligence or were performed or omitted fraudulently or in bad faith by such Indemnified Party or constituted a material breach of this Agreement. If any claim for indemnification is based on a claim by a third party (a "**Third Party Claim**"), the Indemnified Party in question shall give prompt written notice thereof to the Company and shall permit the Company to defend and/or settle such Third Party Claim, so long as it does so diligently and in good faith; provided, however, that no compromise or settlement of any claim may be effected by the Company without the Indemnified Party's consent (which will not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Company. Any such indemnification shall only be from the assets or insurance of the Company and no Member shall be required to contribute capital to the Company to satisfy any such indemnification. Any such indemnification shall be paid by the Company in advance of the final disposition of any such action, proceeding or claim upon receipt of an undertaking by or on behalf of the Indemnified Party seeking advancement to repay the amount advanced should it ultimately be determined that the Indemnified Party was not entitled to be indemnified hereunder or under the Act.

Section X
Accounting and Partnership Representative

All funds of the Company shall be deposited in such bank or other investment accounts as the Manager shall approve. All such accounts shall be in the Company's name. The annual accounting period of the Company shall be the calendar year. 24X Bermuda Holdings (or any individual designated by 24X Bermuda Holdings) shall be designated as the "partnership representative", as defined in Code Section 6223 (as in effect following the effective date of its amendment by Section 1101 H.R. 1314) (the "**Partnership Representative**") and the Company and the Members shall complete any necessary actions (including executing any required certificates or other documents) to effect such designation. The Partnership Representative shall be entitled to rely in good faith on the advice of outside legal counsel and accountants as to the nature and scope of the Partnership Representative's responsibilities and authority, and any act or omission of the Partnership Representative pursuant to such advice in no event shall subject the Partnership Representative to liability to the Company or the Members.

Section XI
Amendments

(a) Subject to paragraph (b) of this Section XI, this Agreement may be amended or repealed, or a new Limited Liability Company Agreement may be adopted, by the written consent of 24X Bermuda Holdings;

(b) For so long as the Company shall Control, directly or indirectly, 24X National Exchange, before any amendment to or repeal of any provisions in this Agreement, the applicable changes shall be submitted to the governing board of such exchange for approval, and, if approved, the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be, to the extent required by Applicable Law, it being agreed that if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated under the Exchange Act by the SEC or otherwise, then the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be.

Section XII
Books and Records

(a) To the extent the Company's corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, are related to the activities of 24X National Exchange, such corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, as well as premises, Managers, Officers, employees and agents of the Company shall be deemed to be the corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, as well as premises, managers, officers, employees or agents, as applicable of 24X National Exchange for the purposes of, and subject to oversight pursuant to, the U.S. Securities Exchange Act of 1934, as amended.

(b) For so long as the Company shall directly or indirectly own or control 24X National Exchange, the Company's corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings shall be maintained in the United States and shall be subject at all times to inspection and copying by the SEC and 24X National Exchange (and to the extent such records and documents relate to the activities of any routing broker for 24X National Exchange, FINRA, any other SROs of any routing broker of which the routing broker is a member, and any such routing broker); provided that such corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings are related to the operation or administration of 24X National Exchange or any routing broker for 24X National Exchange, as applicable. All books and records of 24X National Exchange reflecting confidential information pertaining to the self-regulatory function of 24X National Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Company, and the information contained in those books and records, shall be retained in confidence by the Company, its personnel, Managers, Officers, employees and agents, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in this Agreement shall be interpreted so as to limit or impede the rights of the SEC or 24X National Exchange to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Manager, Officer, employee or agent of the Company to disclose such confidential information to the SEC or 24X National Exchange.

Section XIII
Liquidity Program

With respect to any holder of a Non-Voting Common Unit who obtained such Non-Voting Common Unit pursuant to the Warrant Performance Incentive Program, such holder shall have the rights and be subject to the obligations set forth in **Exhibit C-1**.

Section XIV
General Provisions

Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by recognized overnight delivery service. A notice must be addressed to a Member at the Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. Notices shall be deemed given upon receipt or refusal to accept delivery. Any party may designate, by notice to the Company, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees. This Agreement constitutes the complete and exclusive statement of the agreement among the Manager and the Members and supersedes all prior written and oral statements, including any prior representation, statement, condition or warranty. This Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns. Nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

[***Remainder of Page Intentionally Left Blank. Signature Page Follows.***]

IN WITNESS WHEREOF, the undersigned have executed this Third Amended and Restated Limited Liability Company Agreement as of the Effective Date.

MANAGER AND MEMBER:

24X BERMUDA HOLDINGS LLC

Signed by:

By: ______________________________
BDC8EA136AAE45A...
Name: Dmitri Galinov
Title: CEO Manager

EXHIBIT A

NAME, ADDRESS AND PERCENTAGE INTEREST

Name and Address	**Percentage Interest (both ownership interest and voting interest)**
24X Bermuda Holdings LLC c/o Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street Hamilton, Pembroke, HM 11, Bermuda	100%

EXHIBIT B

Definitions

For purposes of this Agreement, the following terms shall have the meanings set forth below (such meanings to be equally applicable to both the singular and plural forms of the terms so defined).

"Act" means the Delaware Limited Liability Company Act, as amended from time to time.

"Affiliate" means a Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with, such other Person.

"Applicable Law" means (i) the provisions of all applicable statutes and laws of the United States of America, the states thereof (including the Act), and all other countries in which the Company or any of its Affiliates are then doing business, and (ii) the constitution, by-laws, rules, regulations, orders, customs and usage of (A) the Company and (B) any United States, state or foreign governmental, regulatory or self-regulatory authority, in each case having jurisdiction over the Company or any of its Affiliates.

"Capital Contribution" means the total amount of cash and the Gross Asset Value of any other assets contributed to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Cash Flow" means the revenues and other cash receipts of the Company minus the expenditures of the Company. Cash Flow will not include reserves established by the Manager from time to time except to the extent released from the reserves in question for distribution.

"Code" means the U.S. Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Company" means the limited liability company formed in accordance with the Certificate.

"Control" means the ownership, directly or indirectly, of fifty percent (50%) or more of the voting equity share capital of a specific Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person of which it owns, directly or indirectly, a majority of the ownership or voting interests.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

"Fair Market Value" means:

(a) as applied to any asset constituting cash or cash equivalents, the amount of such cash or cash equivalents;

(b) as applied to any asset constituting publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the average, over a period of twenty-one (21) business days consisting of the date of valuation and the twenty (20) consecutive business days prior to that date, of the average of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed, or, if there have been no sales on such exchange on any business day, the average of the highest bid and lowest asked prices on such exchange at the end of such business day;

(c) as applied to any assets other than cash, cash equivalents or publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the fair value of such assets, as determined by the Manager in good faith based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant but without taking into account any discounts for lack of liquidity or minority interest or similar discounts; provided, that a Member may, within fifteen (15) business days following receipt by such Member of the Manager's determination of Fair Market Value, direct the Manager to obtain an independent third-party appraisal of the its determination, with the determination by the independent appraiser binding on the parties.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of such asset, as determined by the Manager in his reasonable discretion;

(b) The Gross Asset Values of all Company assets shall be adjusted by the Manager to equal their respective fair market values (unless otherwise determined by the Manager in his reasonable discretion) as of the following:

(i) The acquisition of additional Units by any new or existing Member in exchange for more than a *de minimis* Capital Contribution if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(ii) The grant of a Unit in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member;

(iii) The distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for a Unit if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and

(iv) The liquidation of the Company within the meaning of Regulation § 1.704-

1(b)(2)(ii)(g);

(c) The Gross Asset Value of any Company assets distributed to any Member shall be the gross fair market value of such asset, as determined by the Manager in his reasonable discretion, on the date of such distribution; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining capital accounts pursuant to Regulation § 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent that the Manager determines that an adjustment pursuant to subsection (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

"Manager" means the Person designated as such in this Agreement.

"Member" means each Person signing this Agreement and any Person who subsequently is admitted as a member in the Company.

"Non-Voting Common Unit" means a non-voting common Unit.

"Officer" means any individual from time to time authorized or appointed by the Manager to act as an officer or representative of the Company on a general basis or for a specific purpose, which individual shall act for and bind the Company as authorized by the Manager.

"Percentage Interest" means, for any Member, the voting and ownership percentage interest of such Member (as applicable) in the Company as set forth on **Exhibit A**.

"Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

"Profit" and "Loss" mean, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with the Code.

"Related Persons" means with respect to any Person: (a) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Exchange Act); (b) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Units; (c) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (d) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as 24X National Exchange, any Person that is associated with such member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); (e) in the case of a Person that is a natural person and member of 24X National Exchange, any broker or dealer that is also a member of 24X National Exchange with which such Person is associated; (f) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Company, any subsidiary of the Company, or any of the Company's parent companies; (g) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (h) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

"Resignation" (including its correlative meanings "Resign" or "Resigned") means a Member's resignation from the Company by any means.

"SEC" means the U.S. Securities and Exchange Commission. "Secretary" means the Delaware Secretary of State.

"Securities Act" means the U.S. Securities Act of 1933, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

"Transfer" means, when used as a noun, any direct or indirect sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means to, directly or indirectly, sell, hypothecate, pledge, assign, or otherwise transfer. "Transfer" when used as a verb shall have a correlative meaning. "Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

"Unit" means the limited liability company interests issued by the Company to the Member and, where applicable, having the powers, preferences, priorities and rights and the qualifications, limitations and restrictions set forth in this Agreement. For the sake of clarity, the Units shall constitute the "limited liability company interests" of the Company for all purposes of, and within the meaning set forth in, the Act and shall represent interests in ownership, Profits and Losses of the Company.

"Warrant Performance Incentive Program" means that certain program effective as of September 10, 2025 pursuant to which certain members of 24X National Exchange may be eligible to receive warrants to purchase Non-Voting Common Units on terms and conditions as set forth in Securities Exchange Act Release No. 104018 regarding the program, which has been approved by the Manager.

EXHIBIT C-1

Liquidity Program

Capitalized but undefined terms in this **Exhibit C-1** have the meaning ascribed to such terms in Securities Exchange Act Release No. 104018 regarding the Warrant Performance Incentive Program and/or this Agreement.

1. Beginning after January 1, 2029, each Participant who exercised a warrant and owns Non-Voting Common Units (a "**Qualifying Participant**") will have a right to sell a portion of its Non-Voting Common Units to the Company at a price per Unit equal to a fixed percentage of Fair Market Value (as defined below) of such Units.

2. No later than 30 days after the Company receives the determination of Fair Market Value, the Company will provide written notice to each Qualifying Participant of such Fair Market Value, and such Qualifying Participant will have 90 days from the date of notice to provide written notice to the Company that it wishes to sell a certain number of its Non-Voting Common Units to the Company.

3. For each of 2029 and 2030, each Qualifying Participant may sell up to 10% of its then total Non-Voting Common Units at a price equal to 50% of the Fair Market Value of a Non-Voting Common Unit.

4. For 2031, each Qualifying Participant may sell up to 30% of its then total Non-Voting Common Units at a price equal to 60% of the Fair Market Value of a Non-Voting Common Unit.

5. For 2032, each Qualifying Participant may sell up to 60% of its then total Non-Voting Common Units at a price equal to 70% of the Fair Market Value.

6. For 2033, each Qualifying Participant may sell up to 90% of its then total Non-Voting Common Units at a price equal to 80% of the Fair Market Value.

7. For 2034, each Qualifying Participant may sell up to 100% of its then total Non-Voting Common Units at a price equal to 90% of the Fair Market Value.

8. "**Fair Market Value**" means, for purposes of this Exhibit C-1,

   (a) If a Non-Voting Common Unit is a publicly traded security that may be immediately sold in the public markets without any restrictions or limitations, the average, over a period of twenty-one (21) business days consisting of the date of valuation and the twenty (20) consecutive business days prior to that date, of the average of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed;

   (b) if a Non-Voting Common Unit is not a publicly traded security covered by clause (a), the fair value of a Non-Voting Common Unit, as determined by the Manager of the Company in good faith based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant but without taking into account any discounts for lack of liquidity or minority interest or similar discounts; provided, that a Qualifying Participant may, within fifteen (15) business days following its receipt of the Manager's determination of Fair Market Value, direct the Manager to obtain an independent third-party appraisal of the determination, with the determination by the independent appraiser binding on the parties.

9. Change of Control.

a. If there is a Change of Control of the Company, 24X Bermuda Holdings, or 24X National Exchange, the Company has the right to purchase 100% of all Qualifying Participants' Non-Voting Common Units at a price equal to the then applicable percentage of the Fair Market Value of a Non-Voting Common Unit and if the Change of Control occurs after 2034, at 100% of the Fair Market Value of a Non-Voting Common Unit. At least 15 days prior to the expected closing date of the Change of Control, the Company shall provide written notice of its intention to purchase or not to purchase 100% of all Qualifying Participants' Non-Voting Common Units. If the Company indicates its intention to exercise its right to purchase all Non-Voting Common Units, it shall pay in cash the applicable Fair Market Value for each Non-Voting Common Unit on or before the closing of the Change of Control against delivery of all documents as requested by the Company (which may be similar to those executed and delivered in a Sale of the Company) (for the avoidance of doubt, the Company is only obligated to make the payment upon due execution and delivery of all requested documents).

b. If the Company indicates in its written notice that it will not exercise its right to purchase 100% of all Qualifying Participants' Non-Voting Common Units, each Qualifying Participant has 10 days after receipt of notice to indicate in writing to the Company that it wishes to sell to the Company 100% of all such Qualifying Participant's Non-Voting Common Units at a price equal to the then applicable percentage of the Fair Market Value and if the Change of Control occurs after 2034, at 100% of the Fair Market Value of a Non-Voting Common Unit. The Company shall pay in cash the applicable Fair Market Value for each Non-Voting Common Unit on or before the closing of the Change of Control against delivery of all documents as requested by the Company (which may be similar to those executed and delivered in a Sale of the Company) (for the avoidance of doubt, the Company is only obligated to make the payment upon due execution and delivery of all requested documents).

c. Instead of clauses (a) and (b) applying, the Company, in its discretion, can have the Non-Voting Common Units receive what each such Unit is entitled to receive in the Change of Control (pursuant to clause (i) of the definition of such term) transaction at the closing of such transaction.

d. "**Change of Control**" means (i) a Sale of the Company, as applied to the Company,

(ii) a Deemed Liquidation Event as applied to 24X Bermuda Holdings and as defined in the Third Amended and Restated 24X Bermuda Holdings LLC Limited Liability Company Operating Agreement, as may be amended, or (iii) a Sale of the Company, as applied to 24X National Exchange, and in each of clauses (i), (ii) and (iii) as indicated by the Company in its written notice to each Qualifying Participant who holds a Non-Voting Common Unit.

e. For purposes of the definition of "Change of Control," "**Sale of the Company**" means either: (a) a single transaction or series of related transactions in which a Person, or a group of affiliated Persons, acquires from one or more Members Units representing a majority of the outstanding equity of a company or of the outstanding voting power of a company; (b) a sale, exclusive license or other disposition of all or substantially all of the properties and assets of a company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; or (c) a merger, reorganization or consolidation of a company with or into another entity, or the Transfer of Units to a Person, or group of affiliated Persons, and in any such merger, reorganization, consolidation or Transfer the surviving or acquiring entity or such Person or group would hold a majority of the outstanding equity of the company or of the outstanding voting power of the company.

24X National Exchange LLC
Date of filing: November 18, 2025
Date as of which the information is accurate: November 18, 2025

EXHIBIT I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

24X National Exchange LLC (the "**Exchange**") has been formed and commenced operations on October 14, 2025. The audited financial statements for the Exchange are submitted as Exhibit I-1.

24X NATIONAL EXCHANGE LLC
Financial Statements

December 31, 2024

24X NATIONAL EXCHANGE LLC
DECEMBER 31, 2024

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1-2
Statement of Financial Position	3
Statement of Operations	4
Statement of Member's Deficiency	5
Statement of Cash Flows	6
Notes to Financial Statements	7-12

Deloitte.

Deloitte & Touche LLP
695 East Main Street
Stamford, CT 06901-2150
USA

Tel: +1 203-708-4000
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of 24X National Exchange LLC

Opinion

We have audited the financial statements of 24X National Exchange LLC (the "Company"), which comprise the statement of financial position as of December 31, 2024, and the related statements of operations, member's deficiency and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception, has insufficient liquidity to meet obligations within 12 months from the date the financial statements are available to be issued, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plan regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

October 3, 2025

24X NATIONAL EXCHANGE LLC
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024

ASSETS

TOTAL ASSETS	**$**	**-**

LIABILITIES AND MEMBER'S DEFICIENCY

CURRENT LIABILITIES:		
Accrued expenses	**$**	**29,000**
Due to parent		**1,456,345**
Due to affiliate		**3,962,182**
TOTAL CURRENT LIABILITIES		**5,447,527**
TOTAL LIABILITIES		**5,447,527**
MEMBER'S DEFICIENCY:		
Member's deficiency		**(5,447,527)**
TOTAL MEMBER'S DEFICIENCY		**(5,447,527)**
TOTAL LIABILITIES AND MEMBER'S DEFICIENCY	**$**	**-**

See Accompanying Notes to Financial Statements

24X NATIONAL EXCHANGE LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2024

OPERATING EXPENSES:		
Professional fees	$	**877,684**
Management fee -Parent		**755,840**
Technology expense		**25,090**
Office expense		**6,301**
TOTAL OPERATING EXPENSES		**1,664,915**
LOSS FROM OPERATIONS		**(1,664,915)**
PROVISION FOR INCOME TAXES		**-**
NET LOSS	**$**	**(1,664,915)**

See Accompanying Notes to Financial Statements

24X NATIONAL EXCHANGE LLC
STATEMENT OF MEMBER'S DEFICIENCY
YEAR ENDED DECEMBER 31, 2024

Balance, January 1, 2024	$	(3,782,612)
Net loss		(1,664,915)
Balance, December 31, 2024	$	(5,447,527)

See Accompanying Notes to Financial Statements

24X NATIONAL EXCHANGE LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Net loss	$	**(1,664,915)**
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in operating liabilities:		
Accrued expenses		**(43,282)**
Due to parent		**695,803**
Due to affiliate		**1,012,394**
NET CASH PROVIDED BY OPERATING ACTIVITIES		**-**
NET INCREASE IN CASH		**-**
CASH, *beginning of year*		**-**
CASH, *end of year*	**$**	**-**

See Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

24X National Exchange LLC (the "Company") was formed as a limited liability company under the laws of Delaware in 2021 and is a wholly-owned subsidiary of 24X US Holdings LLC ("Parent").

The Company operates a newly approved national securities exchange based in the United States. The Company received approval from the U.S. Securities and Exchange Commission on November 27, 2024 to operate a registered securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended. The Company will operate a fully automated electronic trading platform that enables the buying and selling of securities through a continuous, automated matching function. The Company is designed to be the first national exchange in the United States ("U.S.") to offer trading of U.S. equities for up to 23 hours per business day, subject to applicable regulatory conditions.

Note 2 - Summary of Significant Accounting Policies

<u>Basis of Presentation</u>
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

<u>Liquidity and Going Concern</u>
The accompanying financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses since inception, and has insufficient liquidity to meet obligations within 12 months from the date the financial statements are available to be issued. The Company has and is expected to finance its operations principally through advances from its Parent and an affiliated entity. On May 27, 2025, the Parent issued a Convertible Promissory Note to an unrelated third party and received proceeds of approximately $10,000,000. The Parent intends that proceeds will be used to fund the Company's operations until such time as funds provided by operations are sufficient to meet working capital requirements. The Company has received approximately $1,500,000 of the proceeds from the Parent through July 31, 2025. However, the Company is still in the development stage and currently has no revenues and funds raised subsequent to year end through the issuance of these financial statements may be insufficient to fund its planned operations and obligations for at least 12 months following the issuance date of these financial statements.

Note 2 - Summary of Significant Accounting Policies (Continued)

Liquidity and Going Concern (Continued)

Management's planned operations have not yet commenced and are subject to uncertainties that are not within the Company's control. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern for at least 12 months following the issuance date of these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company, which has elected to be taxed as a corporation for income tax reporting purposes.

Since the transactions reported in the Company's financial statements have income tax implications to the Parent, management believes that the Company's financial statements should reflect income tax expense and deferred income tax assets and liabilities attributable to the Company.

The Company is included in the consolidated federal tax return of the Parent. The Company has determined that it is not required to file state income tax returns from the inception through December 31, 2024. The Company calculates the provision for income taxes by using a separate-return method. Under this method, the Company assumes to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides for deferred taxes on temporary differences and on any carryforwards that the Company could claim on the hypothetical return and assess the need for a valuation allowance on the basis of its projected separate-return results.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)
Any difference between the tax provision (or benefit) allocated to the Company under the separate-return method and payments to be made to (or received from) the Parent for tax expense is treated as either dividends or capital contributions. Accordingly, the amount by which the Company's tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of Parent is periodically settled as a capital contribution from Parent to the Company.

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes," which requires that the Company recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

The provision for, or benefit from, income taxes includes deferred taxes resulting from the temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from the differences in the carrying value of liabilities. Future realization of deferred income tax assets requires sufficient taxable income within the carryforward period available under tax law. We evaluate whether, based on all available evidence, it is probable that the deferred income tax assets are realizable. Valuation allowances are established when it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The evaluation, as prescribed by ASC 740-10, "Income Taxes," includes the consideration of all available evidence, both positive and negative, regarding historical operating results including recent years with reported losses, the estimated timing of future reversals of existing taxable temporary differences, estimated future taxable income exclusive of reversing temporary differences and carryforwards, and potential tax planning strategies which may be employed to prevent an operating loss or tax credit carryforward from expiring unused.

Operating Segments
In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), requiring public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. The adoption of this pronouncement did not have a material impact on the Company's financial statements. See Note 5 for further information.

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," related to improvements to income tax disclosures. The amendments in this update require enhanced jurisdictional and other disaggregated disclosures for the effective tax rate reconciliation and income taxes paid. The amendments in this update are effective for fiscal years beginning after December 15, 2024. The adoption of this pronouncement is not expected to have a material impact on the Company's financial statements.

In November 2024, the FASB issued ASU 2024-03, "Disaggregation of Income Statement Expenses," which requires public business entities to disclose additional information about specific expenses categories in the notes to financial statements at interim and annual reporting periods. The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact that adoption of this new accounting guidance will have on its financial statements and footnote disclosures.

The Company does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

Subsequent Events

The Company has evaluated subsequent events through October 3, 2025, the date that the financial statements were issued.

Note 3 - Related Party Transactions

Management Fee

The Parent charges the Company a management fee based on an allocable portion of the Parent's payroll and related costs. For the year ended December 31, 2024, the management fee totaled $695,503. At December 31, 2024, the Company owed the Parent $1,456,345.

Advances From Affiliate

The Company's affiliate funds its professional fees and other operating costs. In addition, as the Company did not have a bank account in 2024, the Affiliate remitted payments on behalf of the Company. The advances are non-interest bearing and are not secured. The advances have been classified as current liabilities due to the absence of stipulated payment terms. For the year ended December 31, 2024, the affiliate advanced $1,012,393 At December 31, 2024, the Company owed the affiliate $3,962,182.

Note 4 - Income Taxes

The provision for income taxes for the year ended December 31, 2024, is set forth below:

Current and Deferred:		
Federal - current	$	-
Federal - deferred		-
Total Provision for Income Taxes	$	-

The following is a reconciliation of the Company's income tax rate computed using the federal statutory rate to the Exchange's actual income tax rate for the year ended December 31, 2024 is set forth below:

U.S. statutory income tax rate	21.00%
Valuation allowance	-21.00%
Total	0.00%

The components of deferred tax assets at December 31, 2024, are set forth below:

Deferred tax assets:		
Net operating loss carryforwards	$	1,144,000
Total deferred tax assets before valuation allowance		1,144,000
Valuation allowance		(1,144,000)
Net deferred tax assets	$	-

During the year ended December 31, 2024, the Company recorded a valuation allowance equal to its deferred tax assets. The Company determined that sufficient uncertainty exists regarding the future realization of these deferred tax assets through future taxable income. If, in the future, the Company believes that it is more likely than not that these deferred tax benefits will be realized, the valuation allowances will be reduced or eliminated. With a full valuation allowance, any change in the deferred tax asset or liability is fully offset by a corresponding change in the valuation allowance. At December 31, 2024, the Company provided a valuation allowance on its deferred tax assets of $1,144,000. The Company's valuation allowance increased by approximately $339,000 for the year ended December 31, 2024.

As of December 31, 2024, the Company had a federal net operating loss carryforward of approximately $5,448,000 which does not expire.

Note 4 - Income Taxes (Continued)

At December 31, 2024, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required. The Company does not expect that its unrecognized tax benefits will materially increase within the next twelve months. As of December 31, 2024, the Company has not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

The Company's Parent files federal returns that are subject to a statute of limitations. The 2022 through 2024 tax years generally remain subject to examination.

Note 5 – Segment information

The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is its president, who reviews financial information presented. The Company's principal business activity will be operating the exchange, which is expected to commence in the fourth quarter of 2025. The CODM assesses performance and allocates resources based on the Company's Statement of Operations.

As a single reportable segment entity, the Company's segment performance measure is net income. Significant segment expenses are presented in the Company's Statement of Operations.

See the Company's financial statements for other financial information regarding the Company's operating segment.

24X National Exchange LLC
Date of filing: November 18, 2025
Date as of which the information is accurate: November 18, 2025

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. *Name.*

2. *Title.*

3. *Dates of commencement and termination of term of office or position.*

4. *Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)*

Directors of 24X National Exchange LLC ("24X Exchange" or the "Exchange")

The Board of Directors of 24X Exchange (the "Exchange Board") will be composed of at least seven directors. The Exchange Board shall consist of the Chief Executive Officer of 24X Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors and (C) Member Representative Directors to meet the following composition requirements: (1) the number of Non-Industry Directors, including at least one (1) Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors; (2) the number of Member Representative Directors shall be at least twenty percent (20%) of the Board; and (3) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker or dealer.

With the Commission's approval of the Exchange's Form 1 Application, 24X US Holdings LLC, as the sole LLC member of 24X Exchange, will appoint interim Directors of the Exchange Board (the "Interim Board") which will include interim Member Representative Director(s). Upon the appointment of the interim Directors by 24X US Holdings LLC, the Interim Board would meet the Exchange Board composition requirements set forth in the Limited Liability Company Agreement of 24X Exchange (the "Exchange LLC Agreement"). Prior to the commencement of operations as an exchange, 24X Exchange completed the full nomination, petition, and voting processes set forth in the Exchange LLC Agreement, which provides persons that are approved as Exchange Members (as that term is defined in the Exchange LLC Agreement) of 24X Exchange after the Approval Date with the opportunity to participate in the selection of Member

Representative Directors as promptly as possible after the effective date of the revised Exchange LLC Agreement, and in the replacement of the Interim Board.

The following persons are directors of 24X Exchange:

Name	Classification	Term	Type of Business
Dmitri Galinov	Industry/CEO	From 2/25/25	Exchange Officer
Jessica D'Alton	Member Representative	From 9/25/25	Financial Professional
Diwa Cody	Member Representative	From 9/25/25	Financial Professional
Jose Marques	Non-Industry/Independent	From 2/25/25	Financial Professional
Ronald Levi	Non-Industry/Independent	From 2/25/25	Financial Professional
Daniel Lawrence	Non-Industry/Independent	From 2/25/25	Financial Professional
Howard Kramer	Non-Industry/Independent	From 2/25/25	Former Government and Legal Professional

<u>Committees of 24X Exchange</u>

24X Exchange has established Exchange Board committees listed below, each of which shall be comprised of at least three members:

<u>Regulatory Oversight Committee</u>

Name	Classification	Term	Type of Business
Howard Kramer	Non-Industry/Independent	From 11/1/25	Former Government and Legal Professional
Jose Marques	Non-Industry/Independent	From 11/1/25	Financial Professional
Ronald Levi	Non-Industry/Independent	From 11/1/25	Financial Professional

<u>Appeals Committee</u>

Name	Classification	Term	Type of Business
Ad Hoc	Independent	n/a	
Ad Hoc	Independent	n/a	
Ad Hoc	Member Representative	n/a	

<u>Member Nominating Committee</u>

Name	Classification	Term	Type of Business
Jessica D'Alton	Member Representative	From 11/1/25	Financial Professional
Diwa Cody	Member Representative	From 11/1/25	Financial Professional
TBD	Member Representative		Financial Professional

Nominating Committee

Name	Classification	Term	Type of Business
Daniel Lawrence	Non-Industry/Independent	From 11/1/25	Financial Professional
Ronald Levi	Non-Industry/Independent	From 11/1/25	Financial Professional
Jose Marques	Non-Industry/Independent	From 11/1/25	Financial Professional

Officers of 24X Exchange

Officers shall serve until their successors are appointed by the Exchange Board in accordance with the Limited Liability Company Agreement of 24X Exchange. The current officers of 24X Exchange are listed below. With the Commission's approval the Exchange's Form 1 Application, it is expected that additional officers will be appointed.

Title	Name	Commencement Date	Termination Date
Dmitri Galinov	Chief Executive Officer		
Paul Adcock	Head of Equities		
David Sassoon	General Counsel		
Jeremy Sanchez	Chief Regulatory Officer		
Jason Woerz	Chief Operating Officer		